Coordonnées

www.linkedin.com/in/
paulinesauvage (LinkedIn)

Principales compétences

Coaching
Leadership
External Audits

Languages

French (Native or Bilingual)
English (Professional Working)
Spanish (Elementary)
German (Elementary)

Certifications

Public Policy Challenges of the 21st
Century
The Global Financial Crisis
Créer et développer une startup
technologique, École polytechnique,
HEC Paris

Pauline Sauvage

Full-Stack CFO | Executive Advisor
Brooklyn, New York, États-Unis

Résumé

Seasoned professional with in-depth knowledge of the software publishing, marketplaces and media sectors. Strategic thinker with a demonstrable track record of successful engagements (Audit & Transactions Services) conducted for mid-cap and publicly listed (Euronext, Nasdaq, NYSE) companies during her 8 year tenure at E&Y. Highly driven and agile leader working as a comprehensive business partner member of the executive team since 12 years for start-up and fast growth companies. Skilled in corporate finance, fundraising and management

Recently serving as a CFO for Back Market – a marketplace for refurbished electronics – during a 3-year hypergrowth period and helped raise a massive Series C round of $120 million while building from scratch a finance & legal team that matches the company culture perfectly

Outside of work, Pauline is the proud mother of 3 daughters and loves running.

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Expérience

Norbert Health
Chief Financial Officer
juin 2023 - Present (1 an 1 mois)
New York City Metropolitan Area

Building the future of predictive, ambient health

Golden Seeds
Managing Director
avril 2023 - Present (1 an 3 mois)
New York, New York, United States

Golden Seeds is an investment firm that invests in early-stage women-led companies. Founded in 2005, Golden Seeds has invested over $170 million in women-led companies in technology, health care, consumer products and media. Golden Seeds is a leading force in focusing on women's leadership, gender diversity, entrepreneurship and job creation. Investments are made through its nationwide angel network and venture funds.

Aprio
Fractional CFO
2022 - Present (2 ans)
Brooklyn, New York, United States

Member of the Aprio CFO Advisory team: we can help you establish a clear destination & then build a roadmap to get you there

We can develop & provide the best CFO solution for your current needs & strategic path: Fractional, Interim or Permanent CFO

On train
Mentor
décembre 2021 - Present (2 ans 7 mois)
New York, United States

Mentor & Trainer for On Train : management, feedback & communication, leadership, scaling an ops team

Novisto
Business Advisor
2021 - Present (3 ans)
Montreal, Quebec, Canada

Business Advisor for Novisto the next generation software-as-a-service (SaaS) platform for environmental, social, and governance (ESG) data, management, and reporting

Back Market
Chief Financial Officer
2018 - 2022 (4 ans)
Paris, Île-de-France, France

Interim Chief Financial Officer at Back Market a fast growing #Next 40 Company that operates a marketplace for refurbished smartphones and electronics devices

I was responsible for building a Finance, Legal and Payments Team (from 2 to 30 people) that fitted the Company culture all the while helping to raise massive funding rounds

Directly reporting to the co-founder and CEO, I learned how to offer the best support system to a marketplace business with a growth rate of 5x in 2 years #Scale-Up

SAMARKANDE
Managing Director
2017 - 2022 (5 ans)
Paris, Île-de-France, France

Full-stack and on-demand CFO for Tech companies : I gladly share my expertise with early startups whose founders can't afford an experienced full time CFO and I help do the interim for more mature organizations

Currently located in New-York , I can act as a CEO or a Country Manager for French Tech companies expanding their operations in the US, or be the experienced CFO companies need to succeed in achieving their growth plans

I am dedicated to helping businesses scale, by building great finance teams, raising funds (from series A to C), running transactions or bringing my business vision to the table

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Must, la solution des experts de la santé à domicile
Chief Executive Officer
2017 - 2019 (2 ans)
Région de Limoges, France

Interim Chief Executive Officer (Directeur Général Délégué) at Must Developpement a Software publishing Company designer of the leading back-office solution for home care providers

Must Developpement has offices in Limoges, Lyon and Paris and is funded by an investment fund (Extens Developpment) and experts of the health sector

In charge of the transformation of this 5m revenues and 60 people Company into an agile organization dedicated to offering the best product to its customers; active partner in the acquisition and integration of an innovative start-up

Erbium
Chief Operating Officer
2015 - 2017 (2 ans)

Région de Paris, France

Chief Operating Officer for Erbium, holding of tech companies in the e-health sector with an organic and external growth perspective as Erbium was the investment vehicule of a family office

Erbium held a portofolio comprised notably of Albus (software and services for private nurses) and Must Informatique (software for home care providers)

In charge of co-designing the strategy for the Group; leading the transactions projects, including M&A and financing; and managing Corporate Finance

Directly reporting to the Chairman of the Board & majority Owner of the family office for this €10m revenue and 100 people Group

Car & Boat Media

Chief Financial Officer

2014 - 2015 (1 an)

Paris, France

Chief Financial Officer for Car & Boat Media, publishing conglomerate of automotive websites (Caradisiac.com, LeCentreDessai.fr) and of leading digital classifieds ads websites for automobile (LaCentrale.fr, Promoneuve.fr), heading a team of 15 people covering the whole range of Financial functions (controlling, business intelligence, accounting, treasury and A/R collection)

I led a team of people from various backgrounds in a context of change and transformation (digital transformation, implementation of SAP for Finance and Sales departments). Deep involvement in the successful sale of this highly profitable company to the leading German publishing group Axel Springer

Directly reporting to the CEO of this €50m revenue and 200 people company

Linkfluence

Chief Financial and Corporate Officer

2011 - 2014 (3 ans)

Région de Paris, France

Chief Financial and Corporate Officer for Linkfluence, a promising start-up in the field of Social Media Intelligence that helps you leverage Social Media Conversations to create value for your business

Linkfluence (formerly known as Réseaux Territoire et Géographie de l'Information) develops innovative solutions linked to big data, web mining, social media, infoviz, netnography, monitoring, e-Reputation, and curation and publishes Radarly software a very innovative Real time Social Media Management Solution dedicated to companies and agencies

In charge of Finance, Legal, and HR departments set-up and management. Business partner for the exec team and dedicated point of contact for the investors and other key stakeholders

Directly reporting to the co-founders and the CEO of this €5m revenue and 70 people company where I had to run a restructuring plan before succeeding in obtaining financing (debt and VC); managed the Finance and Legal sides of the acquisition of the main competitor of the Company

Ernst & Young
Audit & Transactions Manager
2003 - 2011 (8 ans)
Paris, Île-de-France, France

Key achievement: I learned during more than 150 missions how to work as a team player and provide value-added financial insights and services in complex environments

Main Clients :
• Telco and Techno : Orange/ France Telecom, Ilog/ IBM, Aquarelle, Qlik Tech, Google
• Medias and Holdings : Flammarion, Gaumont, Mediavision (Publicis), Warner Chappell Music France, Amaury Médias, Sanofi Holding
• Public Sector: Direction Générale des Finances Publiques, Université de Versailles, Établissement Public d'Insertion de la Défense, Fonds Européens pour le Développement

BNP Paribas
Business Development Manager
avril 2003 - septembre 2003 (6 mois)
Région de Paris, France

Business Development Manager for small and medium sized Companies at Paris Grande-Armée Branch

• Credit Risks Analysis

• Responding to financing Requests

• Design and Implementation of an Intranet cross-selling Tool

Smithsonian Institution
Project Leader
janvier 2002 - juin 2002 (6 mois)

Project Leader at the world's largest museum and research complex

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Formation

Sciences Po

Master of Science, Strategy, Corporate Finance, International Finance · (2002 - 2003)

American University

Certificate, Economic Policy · (2002 - 2002)

Université Paris Dauphine

Master of Science, International Management · (2001 - 2002)

Université Paris Dauphine

Bachelor of Science - BS, Economics · (1997 - 2001)

Lycée Pasteur

Baccalauréat (A-levels), Mathematics & Physics · (1994 - 1997)